Roth Capital Partners, LLC

888 San Clemente Drive Suite 400

Newport Beach, California 92660

United States of America

Valuable Capital Limited

Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

July 7, 2020

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Re:	Quhuo Limited (the “Company”) (CIK No. 0001781193)
Registration Statement on Form F-1, as amended (Registration No. 333-238941)
Registration Statement on Form 8-A (Registration No. 001-39354)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 5:00 p.m., Eastern Daylight Time on July 9, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 29, 2020 and the date hereof, approximately 2,300 copies of the preliminary prospectus of the Company dated June 29, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, As representatives of the prospective underwriters ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets

VALUABLE CAPITAL LIMITED

By:	/s/ Zheng He
Name:	Zheng He
Title:	Managing Director

[Underwriters Acceleration Request]